UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
_______________________
Hemisphere Media Group, Inc.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
42365Q103
(CUSIP Number)
Alan J. Sokol
Hemisphere Media Group, Inc.
4000 Ponce de Leon Boulevard, Suite 650
Coral Gables, Florida, 33146
305-421-6364
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________
December 27, 2019
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sokol, Alan J.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,514,321 (1) (2) (See Item 4 and Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,214,321 (2) (See Item 4 and Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,514,321 (1)(2) (See Item 4 and Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 300,000 shares of restricted Class A common stock granted pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan that will vest in equal annual installments on each of the first three anniversaries of April 5, 2019, subject to the Reporting Person’s continued employment with Hemisphere Media Group, Inc.

(2)
Also includes 426,821 shares of Class A common stock and 787,500 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of December 27, 2019. Does not include 500,000 shares of Class A common stock issuable upon exercise of stock options that will vest in equal annual installments on each of the first three anniversaries of April 5, 2019.

(3)	Based on 20,184,412 shares of Issuer’s Class A common stock issued and outstanding as of December 27, 2019.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 5

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D amends the corresponding items in the Schedule 13D filed with the Commission by Mr. Sokol (the “Reporting Person”) on April 15, 2019, as amended on August 15, 2019 (the “Amended Schedule 13D”) as specifically set forth herein, and except as otherwise specified in this Amendment No. 2, all other items of the Amended Schedule 13D remain unchanged in all material respects. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Amended Schedule 13D.
Item 4. Purpose of Transaction.
The first paragraph of Item 4 of the Amended Schedule 13D is hereby amended and restated as follows:
On August 13, 2019, pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Plan, the Reporting Person was granted 300,000 shares of restricted Class A common stock and 500,000 options to purchase shares of Class A common stock, which will vest in equal annual installments on each of the first three anniversaries of April 5, 2019, such RSAs and Options in addition to the RSAs and Options granted to the Reporting Person on November 10, 2016 pursuant to that certain Amended and Restated Employment Agreement, dated as of October 26, 2016, by and between the Reporting Person and the Issuer (the “Employment Agreement”), which vested in equal annual installments on each of the first three anniversaries of April 5, 2016, and the RSAs and Options granted to the Reporting Person on April 9, 2013 pursuant to the Employment Agreement, which vested in equal annual installments on each of the first three anniversaries of April 4, 2013.  On December 27, 2019, 100,000 RSAs and 212,500 Options held by the Reporting Person vested upon the fair market value of the Issuer’s Class A common stock price reaching or exceeding $15.00 per share on at least ten trading days (which need not be consecutive) following April 4, 2013 (the “Vesting Condition”). Also on December 27, 2019, 37,500 Options vested, which Options were held in a constructive trust by the Reporting Person until the Vesting Condition was satisfied. Upon satisfaction of the Vesting Condition on December 27, 2019, such Options were transferred as previously reported by Reporting Person. As reported in the Reporting Person’s Form 4 filed with the Commission on December 31, 2019, on December 27, 2019, the Reporting Person returned 39,350 shares of the Issuer’s Class A common stock to satisfy the Reporting Person’s tax withholding obligations.

It is currently expected that, consistent with the terms of the Employment Agreement and past practice, there may be future issuances of RSAs and Options to the Reporting Person. It is currently expected that employees, consultants and directors of the Issuer may receive future awards of RSAs and Options by the Issuer (as well as continue to vest into existing Options and RSA grants) consistent with past practice, and as Chief Executive Officer, President and member of the Board, the Reporting Person will evaluate any such issuances.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:
(a) and (b) The Reporting Person is the beneficial owner of 1,514,321 shares of Class A common stock representing approximately 7.2% of the Class A common stock, including (i) 726,821 shares of Class A common stock; and (ii) 787,500 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of December 27, 2019.  Percentage ownership is based on 20,184,412 shares of Issuer’s Class A common stock issued and outstanding as of December 27, 2019.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 5

The Reporting Person has sole power to direct the voting of all of the shares of Class A common stock beneficially owned by him. The Reporting Person has sole power to direct the disposition of 1,253,671 shares of Class A common stock, which includes 426,821 shares of Class A common stock and 787,500 shares of Class A common stock issuable upon exercise of stock options exercisable within 60 days of December 27, 2019. The Reporting Person does not have the power to direct the disposition of 300,000 shares of restricted Class A common stock, which will vest in equal annual installments on each of the first three anniversaries of April 5, 2019.
(c) On December 27, 2019, 100,000 RSAs and 212,500 Options held by the Reporting Person vested upon satisfaction of the Vesting Condition. Also on December 27, 2019, 37,500 Options vested, which Options were held in a constructive trust by the Reporting Person until the Vesting Condition was satisfied. Upon satisfaction of the Vesting Condition on December 27, 2019, such Options were transferred pursuant to a domestic relations order (the “DRO”) to the former spouse of the Reporting Person, as previously reported by the Reporting Person. All of the vested Options have an exercise price of $10.20. The economic interest in such 37,500 Options was previously transferred pursuant to the DRO.
Also on December 27, 2019, the Reporting Person returned 39,350 shares of the Issuer’s Class A common stock to satisfy the Reporting Person’s tax withholding obligations, as reported in the Reporting Person’s Form 4 filed with the Commission on December 31, 2019. The fair market value of the Class A common stock at the close of trading on December 27, 2019 was $15.08, which amount was used to calculate the number of shares deducted to satisfy the Reporting Person’s tax withholding obligation.
(d) and (e) Not applicable.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 31, 2019
By:	/s/ Alan J. Sokol
	Name:	Alan J. Sokol
	Title:	Chief Executive Officer, President and Director of the Issuer